viit health

Painless Monitoring for Personalized Prevention

Index

Objective

Non Communicable Diseases
are the largest cause of death

43 M
deaths per year

80%
are preventable

Cardiovascular 19 M
Cancers 10 M
Respiratory 4.1 M
Diabetes 2 M
Liver Cirrhosis 1.3 M
Kidney 1.2 M
Digestive 1.1 M
Neurological 1 M
Mental .8 M
Other 2.3 M

WHO - Noncommunicable Disease Fact Sheet

"Empower healthier lives through effortless prevention"

Extend 1 million lives by 10 healthy years

Wider awareness and regular monitoring

Simple & Accesible
30 seconds
Painless
Proven

Effective Incentives
Personalized
Prediction
Advice



Glucose **Heart Rate** **SpO2** **Blood Pressure**

HRV · Arterial Compliance · Vascular Aging · Perfusion Index · Respiratory Rate

Team & Traction



MS Mayra Mora
MSc - Arts et Métiers
Technology Director



Antonio García
PhD - UC.Berkeley
Science Director



MS Victoria Merino
MSE - U.Pennsylvania
Research Director



Fernando Gomez
Entrepreneur
Executive Director



Felix Agakov
PhD - U.Edinburgh
Artificial Intelligence



Adriana Monroy
MD/PhD - UNAM/UT
Clinical Research



Lorena de la Maza
MD - UNAM/Harvard Med
Medical Strategy



Luis Gomez
JD - Harvard Law
Corporate Affairs

SOFTEQ · HAMAMATSU · Fresh · InBody · PHARMATICS · SABACICA

STARTUP WORLD CUP · PEGASUS TECH VENTURES

Global Finalist
2022
4º/15,000



President Claudia Sheinbaum · Support from the Mexican Government (SECTEI / SEDESA)

5 Institutional Collaborations

GOBIERNO DE LA CIUDAD DE MÉXICO · HOSPITAL GENERAL de MÉXICO DR. EDUARDO LICEAGA · IMSS

- $4.8 M raised
- Patent Pending
- 4 R&D Grants
- TRL 5/6
- 4 Iterations
- 4 Clinical Trials
- 3,700+ patients
- 180u requested

Technology


vilit health

Near Infrared Spectroscopy · Quantum Light Rotation

Molecular Vibrational Absorption (NIR)

Right Rotation (Dextrorotatory)


Symmetric
Asymmetric
Bending
Photon
Electron
Nucleus
Ground State
Absorption
Excited State


Vertically polarized light
Right-handed
Horizontally polarized light
Left-handed

Electronic Absorption (Visible)

Left Rotation (Levorotatory)

Photoplethysmography


Spectrometer Graph
660
870
940
Dark
Filter2
Filter3
Absorbance
Filter1
Avg.
60,000
50,000
40,000
30,000
20,000
10,000
0

Spectral Footprint

Processed SF


After Filtering, Flipped
Before Filtering, Flipped, Zoomed
After Filtering, Flipped, Zoomed
Intensity
Time (s)

Correlated SF


y
time

Detection

Multi-metric Competitors

Apple Watch	Galaxy Watch	Omron H.Guide	Withings	iHealth	BodiMetrics
2	3	2	1	1	3

Fully Non Invasive
Integrated Biomarker Landscape

Viit Health (4 biomarkers) - Our optical components allow for a high quality PPG signal

FDA - MAE ±5 BPMs

FDA - MAE 3%

FDA - MAE ±5 mmHg

FDA - MAE ±15-20 mg/dl



Derived Markers
Improve Detection - New Correlations

HR Variability · Vascular Aging
Respiratory Rate · Perfusion Index
Arterial Compliance

	Heart Rate	**SpO2**	**Blood Pressure**	**Blood Glucose**
MC	Periodicity	Absorbance Ratios	PPG Form Features	Absorbance/Rotation
C. MAE	2.4 BPMs	0.5%	4.87 - 4.89 mmHg	±20.8 mg/dl [1] Val. Efficiency - 92.19%
Ex. MAE	**<3 BPM ***	**<1% ***	**<5 mmHg ***	**±15 mg/dl ***

Integrated Methodology

A - Preparatory ML (DSP)
B - Classical ML (GPR, etc)
C - Deep Learning (RNN, etc)

Final Predictive Measurement

* Expected Results cannot be guaranteed · 1) Results obtained for normal BG levels (75 - 114 mg/dl) in previous Clinical Studies and validated according to class prediction (75-83, 84-93, 94-104,105-114 mg/dl)

Prediction

Glucose · Heart Rate · SpO2 · Blood Pressure

HRV · Arterial Compliance · Vascular Aging · Perfusion Index · Respiratory Rate


viit health

PP0087-1

General · Anthropometric · Vitals · Body Composition · Blood Chemistry

Variable	Result	Unidad	Instrument	Error
Height	160	CM	Cinta Métrica	0%
Weight	95	kg	InBody	TBD
Waist (C)	103.5	CM	Cinta Métrica	0%
Hip (C)	103	CM	Cinta Métrica	0%
Neck (C)	45.5	CM	Cinta Métrica	0%
Finger (C)	12 Y	CM	Cinta Métrica	0%

Sparse Parametric
Non Parametric
Temporal Embeddings
(Risk Prediction)

Optical novel predictors



Prediction before damage

i.e.

Hypertension
(consistently high BP)

Coronary Artery Disease (CAD)
(poor VA & PI, high BP, poor AC)

Ventricular Hypertrophy
(high BP & HR, poor VA)

Type 2 Diabetes
(consistently high BG, odd BP & AC)

Asthma
(High HR, low PI & SpO2)

1 +27 conditions

Hypotension
Atrial Fibrillation
Tachycardia
Bradycardia
Heart Failure (CHF)
Arteriosclerosis
Peripheral Artery Disease (PAD)
Ischemic Heart Disease
Orthostatic Hypotension
Hypoglycemia
Metabolic Syndrome
Insulin Resistance
C. Obstructive Pulmonary Disease (COPD)
Pulmonary Hypertension
Anemia
Atherosclerosis
Autonomic Dysfunction
Dehydration
Overtraining Syndrome
Polycystic Ovary Syndrome (PCOS)
Non-Alcoholic Fatty Liver Disease (NAFLD)
Gestational Diabetes (…)

2 +19 complications

Diabetic Retinopathy
Stroke
Transient Ischemic Attacks (TIAs)
Sudden Cardiac Arrest
Heart Attack (Myocardial Infarction)
Aneurysm
Blood Clots
Chronic Kidney Disease (CKD)
Preeclampsia
Pulmonary Embolism
Respiratory Failure
Pulmonary Edema
Deep Vein Thrombosis
Critical Limb Ischemia
Cognitive Decline
Dementia
Multi-Organ Dysfunction Risk (s. inflammation)
Peripheral Neuropathy
Shock (Hypovolemic or Cardiogenic)

92 Wellness Score

NCD Risk Prediction (5 yrs)

T2 Diabetes	4%
Hypertension	10%
Anemia	2%
Ischemic HD	2%

Go-to-Market

Customer Segments
Risk & Organization Structure

Targeted Personalized Prevention
US · Mexico · Canada · LATAM



Public Health, Prevention & Personalized Medicine Market

$780 B

NCD Economic Burden - 2030

$47 T

WHO · CDC · Global Wellness Institute · WEF

1 Women
213K Org
348M Ind
Maternity Clinics
Fertility Clinics
Comm. Centers
...

2 Elders
158K Org
118M Ind
Retirement Homes
Insurance
...

3 Children
255K Org
67M Ind
Pediatric Clinics
School Programs
...

Special Attention

Underserved Communities

PLENNA
Women's Health Clinic

Cost Reduction
97% Less Time
95% Less Analysis Cost
Revenue Increase


2,500
50%
At Risk
1,500
30%
In Treatment
1,500
30%
Very Healthy
1,000
20%
Healthy

5,000 Patients


viit health
Sofia-Alvarez

Preeclampsia		4%
Diabetes		20%
Hypertension		18%



Sofia Alvarez
Woman · 28
sofia@viit.health

Wellness Score **89**

March 25 - 2024

Results | History

Glucose	HR	SpO2	Blood Pressure		Temperature
	86 BPM	**99** SpO2	**112** Systolic	**65** Diastolic	**36** Celsius

Sofia, your results indicate that you keep improving. Remember to do your anaerobic exercises to strengthen your circulatory system!

Commercial Plan

* Forward Looking Projections cannot be guaranteed

$350	$200-$500	$10-$20
Device Cost	Mo. Org Subscription	Mo. Individual Subscription

Validation		Growth	Maturity
Targeted Personalized Prevention (B2B/B2B2C)		**Individual Prevention** (B2C)	**Treatment** (B2B/B2C)
Market Activation	**Expansion**		
Underserved Population Focus on Women	Women Elders Children	At Risk / Wellness Conscious Use-at-Home Telemedicine	Hospitals / MDs / Patients Diagnosis Treatment
Units: 200 - 550 **Revenue: $3M** * 2026-27 (MX)	Units: 15K **Revenue: $13M** * 2028 (US)	Units: 60K **Revenue: $42M** * 2029	Units: 119K **Revenue: $80M** * 2030 (LATAM)

200 Units Requested

365 SURGICAL, ACTIVZ, Transform Health, SAGE FOUNDATION, PLENNA

Clients & Commercial Partners

GOBIERNO DE LA CIUDAD DE MÉXICO, novo nordisk, IMSS

Company Structure

viit health

C Corporation
Delaware, US
Incorporated

Principal Company (Headquarters)

Owns all subsidiaries
Holds all IP
Consolidates Global Financials
Global Contracts & Investments
US Team / Optics & Hardware Laboratory
US / Canada Sales
Manufacturing (Optional)
Royalties / Licensing / Transfer payments (Subs)

Grant Opportunities (SBIR / NIH)
$2.4M - $6M (R&D)

1º Submission (40%) - Apr
(Active)

2º Submission (70%) - Sep
3º Submission (90%) - Jan

Medical

Commercial

Product



viit health

S.A.P.I. Corporation
Mexico City, MX
Pending

Clinical Research Hub

Clinical Research & Calibration
Regional Contracts
MX Team
Mexico & LATAM Sales
Manufacturing (Optional)

Clinical

Manufacturing

Grant Opportunities
(CONAHCYT / SECTEI)
4 Previous Grants ($3 M)

Clinical Trials - May ($150K)
(Prepared)

viit health

LTD Corporation
Ireland, EU
Pending

Development



Research & Development Hub

Machine Learning & AI
Regional Contracts
EU Team
European & UK Sales
Manufacturing (Optional)

Grant Opportunities
(Horizon Europe / NHS)
Previous (7/8 - $12M EU)

Personalized Prevention 2026

Competitive Landscape

Abbott · dexcom · J&J · HUAWEI · SAMSUNG · Apple

Big Tech & Pharma are limited by flexibility (Business Model, Brand, Form Factor) & Technical Challenges - **They support DeepTech Startups**

Glucose Monitoring

Company	Technology	**Universality** Collective use	**Affordability** vs Puncture/CGM	**Accuracy** & Simplicity	**Commercial** Availability	**Diversification** Other Markers	**Pain** Invasive	**Seed Round** Comparison
viit health $4.8 M funding	Transmittance NIR Spectroscopy PPG / Quantum Light Rotation Multi-sensor (Optical / Bioimpedance) AI Insights / Desktop / Portable Strong Signal / Multi-metric / Collective	5	5	5	4	5	5	**$3,300,000** (TBR) 2024
cnoga Digital Care $60 M funding	Reflective NIR Spectroscopy Multi-sensor (Op./Thermal /Bioimpedance) Calibrated with Puncture Measures in Interstitial Fluid Faint Signal / Heavy Noise / Individual	3	4	5	4	3	5	**$12,500,000** 2014
DIAMONTECH $20 M funding	Reflective mid-IR Spectroscopy Photothermal Process Portable device Measures in Interstitial Fluid Faint Signal / Heavy Noise / Uni-metric	5	3	5	4	2	5	**$5,000,000** 2018
Graphwear $25 M funding	Nanotechnology / Reverse Iontophoresis Ionized Molecule Attraction Graphene base wearable Measures in Interstitial Fluid Faint Signal / Heavy Noise	2	3	5	4	3	5	**~$2,000,000** 2017
KNOW LABS $12 M funding	Dielectric Spectroscopy / Radio Frequency Multi-sensor (Optical/Thermal) Semi-wearable Measures in Interstitial Fluid Faint Signal / Significant Confounders	2	3	4	4	2	5	**$5,900,000** 2020
ŌURA +$200 M funding	Smart ring for biomarker tracking Does not measure Glucose / Blood Pressure	2	2	3	5	5	5	**$2,300,000** 2015

Stage of Development

TRL 5-6
System demonstration
Relevant Environment

2017



2025

3.0

Lipids
Ox. Stress

2025 Product Completion

2026 Commercialization

Final Iteration (3.0)
Quantum Light Rotation
Bioimpedance
Signal Reproducibility
Prototype Prod (10 u)

Fresh

NIH Grant
($2.4M)

ML Training
Specificity
Sensitivity

PHARMATICS

Full Patent

Research Paper

Prevention App

Production
(200 u)

Regulation (Prev)
COFEPRIS
SpO2/HR/BP

Specialized Study
(Women)

Placement
(200 u)

Market Activation
(Women/Underserved)

Regulation (Prev)
FDA
SpO2/HR/BP

Commercial Contracts
(10,000 units)

Growth Capital
($10 M)

Production
(10,000 units)

Market Expansion
(US/MX)

Profitability

*Forward-looking statements are not guaranteed.

Cross-Sectional Study · 100K p

Second Largest Glucose
Protocol in Mexican History
Multi-Centric / Cost <$500K

HOSPITAL GENERAL de MÉXICO DR. EDUARDO LICEAGA — 1,350 p
Hospital Juárez de México — 1,350 p
GOBIERNO DE LA CIUDAD DE MÉXICO — 3,000 p
14,000 p
Dr. Vagón El Tren de la Salud — 80,000 p
Endeavor Health — 1,350 p
PLENNA — 500 p

Blood Pressure (Sphygmomanometer)



HR & SpO2 (Pulse Oximeter)



Blood Glucose (Capillary test)



Viit Health measures in 30 seconds what could take +17 minutes







Financial Position

* Expected for Founders after SAFE conversion & equity compensation
* Series A may not be needed (financing options / revenue acceleration)
* Forward-looking projections cannot be guaranteed

Raised to Date **$4.8M**

R&D (2017-20)	Pre-Seed (2021-22)	Seed (2023 - 2025)	Series A (Expected Q4 2026)
$3 M (Pre Val)	**$632 K** ($15M CAP)	**$3.3 M** ($20M CAP)	**$10 M** ($70M Exp. Val)
Current ownership (CO): 100% Founders		CO: 81.74% Founders *	7% Dilution (if needed) *

Research & Development · Calibration

Grants / Founders
CONACYT
Mexico City's Gov
Predecessor Comp

SAFE
Walton Family
Crowdfunding (407 p)
Angel Investors

CONAHCYT
CONSEJO NACIONAL DE HUMANIDADES CIENCIAS Y TECNOLOGÍAS
WALTON ENTERPRISES
GOBIERNO DE LA CIUDAD DE MÉXICO
WEFUNDER

Product Validation · Commercial Activation

Raised $1.25M - SAFE
Softeq Venture Fund
Sabacica Capital
Crowdfunding (447 p)
Angel Investors

SOFTEQ
SABACICA

Upcoming (Potential)

Aug - **$500K** Total Impact Capital Capital
Dec - **$2.4M** SBIR - NIH

Production · Growth

Potential $2.5M
Sabacica Capital
Softeq Venture Fund

Interested Leads
MaC Ventures (lead)
Glicso Partners (co-lead)

MaC VENTURE CAPITAL
GLISCO PARTNERS

28%	12%	20%	34%	6%
Hardware & Software Dev	Machine Learning	Clinical Studies & Regulatory	Operations & Legal	Production

Open $2.05 M - Direct Investment
$20M Pre-Money valuation

Potential **27X ROI** 5yrs *

Financial Projections


Revenue
COGS
SG&A
* forward looking projections are not guaranteed
$79,927,471
$42,371,033
$24,958,066
$13,105,666
$12,944,185
$4,844,777
$2,717,500
$1,375,346
$1,229,203
$1,100,756
$1.080,773
$814,159
$202,500
$60,034
$217,981
EBITDA
-$ 671,654
$ 1,418,740
$ 6,998,651
$ 28,036,164
$ 53,594,058
2026
2027
2028
2029
2030

Help us reshape the future of healthcare